Filed by: Brookfield Infrastructure Corporation

(Commission File No. 001-39250)

and

Brookfield Infrastructure Partners L.P.

(Commission File No. 001-33632)

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Inter Pipeline Ltd.

Brookfield Infrastructure and Inter Pipeline Announce

Subsequent Acquisition Transaction and Completion of Offer

•

Brookfield Infrastructure and Inter Pipeline Ltd. (“Inter Pipeline”) are pleased to announce that they have entered into an arrangement agreement regarding a statutory plan of arrangement, under which Brookfield Infrastructure will acquire all remaining Inter Pipeline common shares (the “Subsequent Acquisition Transaction”)

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Brookfield Infrastructure also announces the expiry of its take-over bid dated February 22, 2021 (as amended, the “Offer”) to acquire all of the common shares of Inter Pipeline not owned by Brookfield Infrastructure

•	Upon payment for the Inter Pipeline common shares tendered under the Offer, Brookfield Infrastructure will own 76.4% of Inter Pipeline’s common shares

•	Questions or Need Assistance? Contact Laurel Hill Advisory Group at 1-877-452-7184 or email assistance@laurelhill.com

BROOKFIELD, NEWS, September 3, 2021 (GLOBE NEWSWIRE) — Brookfield Infrastructure Partners L.P. (NYSE: BIP; TSX: BIP.UN), together with its institutional partners (collectively, “Brookfield Infrastructure”) and Inter Pipeline (TSX:IPL) are pleased to announce the expiry of the Offer. Since the initial expiry time of the Offer, Brookfield Infrastructure has taken-up an incremental 33,087,736 Inter Pipeline common shares tendered under the Offer during the mandatory extension period. Upon payment for such Inter Pipeline common shares, Brookfield Infrastructure will increase its ownership of Inter Pipeline to 76.4%.

Final Results of Tender

Brookfield Infrastructure has taken up all Inter Pipeline common shares that were tendered under the Offer, including the incremental 33.1 million common shares that were tendered during the mandatory extension period. Based on the elections made by Inter Pipeline shareholders, Inter Pipeline shareholders will receive cash in respect of an aggregate of 27.5 million Inter Pipeline common shares and receive class A exchangeable subordinate voting shares of Brookfield Infrastructure Corporation (“BIPC Shares”) or Exchangeable LP Units (as defined in the Offer) in respect of an aggregate of 5.6 million Inter Pipeline common shares. As shareholders elected to receive less BIPC Shares or Exchangeable LP Units than were available under the Offer, there was no proration.

Upon payment for the incremental Inter Pipeline common shares tendered before the expiry of the Offer, Brookfield Infrastructure will own 76.4% of Inter Pipeline’s common shares. In aggregate across all take-up dates, holders of 95.0 million Inter Pipeline common shares elected BIPC Shares or Exchangeable LP Units representing 33.2% of the shares tendered under the Offer. Due to proration, a total of 22.0 million BIPC Shares or Exchangeable LP Units will be or have been issued to Inter Pipeline shareholders representing 30.7% of the Offer consideration.

Subsequent Acquisition Transaction

Immediately following the expiry of the Offer, Brookfield Infrastructure and Inter Pipeline entered into an arrangement agreement (the “Arrangement Agreement”) providing for a court-approved, statutory plan of arrangement under the Business Corporations Act (Alberta) (the “Arrangement”).

The Arrangement constitutes the Subsequent Acquisition Transaction contemplated in the Offer, by which Brookfield Infrastructure will acquire ownership of 100% of the Inter Pipeline common shares.

Under the terms of the Arrangement, holders of Inter Pipeline common shares, other than Brookfield Infrastructure, will be entitled to elect to receive the same per share consideration as set forth in the Offer, namely:

•	C$20.00 in cash per Inter Pipeline common share;

•	0.250 of a BIPC share; or

•	Any combination thereof

The entitlement of holders of Inter Pipeline common shares to receive BIPC Shares or Exchangeable LP Units will be subject to proration as described in the Arrangement.

As (i) Brookfield Infrastructure exercises control and direction over greater than 66 2/3% of the outstanding Inter Pipeline common shares and (ii) the Inter Pipeline common shares taken up under the Offer represent more than a majority of the votes attached to the Inter Pipeline common shares and may be voted in respect of any required “minority” approvals , Brookfield Infrastructure is in a position to ensure the successful outcome of the shareholder votes in respect of the Subsequent Acquisition Transaction.

Additional information regarding the terms of the Arrangement Agreement, the Arrangement and the background of the transaction will be provided in the management information circular (the “Circular”) for the special meeting of Inter Pipeline shareholders to be held to consider the Arrangement. It is anticipated that the Circular will be mailed to Inter Pipeline shareholders in early October, with the Inter Pipeline special meeting, and closing of the Subsequent Acquisition Transaction, occurring in late October.

Copies of both the Arrangement Agreement and the Circular will be made available on SEDAR under Inter Pipeline’s profile at www.sedar.com.

Following completion of the Subsequent Acquisition Transaction, Brookfield Infrastructure will seek to delist the Inter Pipeline common shares from trading on the Toronto Stock Exchange.

Further Information for Inter Pipeline Shareholders

Brookfield Infrastructure is a leading global infrastructure company that owns and operates high-quality, long-life assets in the utilities, transport, midstream and data sectors across North and South America, Asia Pacific and Europe. We are focused on assets that have contracted and regulated revenues that generate predictable and stable cash flows. Investors can access its portfolio either through Brookfield Infrastructure Partners L.P. (NYSE: BIP; TSX: BIP.UN), a Bermuda-based limited partnership, or Brookfield Infrastructure Corporation (NYSE, TSX: BIPC), a Canadian corporation. Further information is available at www.brookfield.com/infrastructure.

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Brookfield Infrastructure Partners is the flagship listed infrastructure company of Brookfield Asset Management, a global alternative asset manager with over US$625 billion of assets under management. For more information, go to www.brookfield.com.

Inter Pipeline Ltd. is a major petroleum transportation and natural gas liquids processing business based in Calgary, Alberta, Canada. Inter Pipeline owns and operates energy infrastructure assets in Western Canada and is building the Heartland Petrochemical Complex — North America’s first integrated propane dehydrogenation and polypropylene facility. Inter Pipeline is a member of the S&P/TSX 60 Index and its common shares trade on the Toronto Stock Exchange under the symbol IPL. For more information, go to www.interpipeline.com.

No Offer or Solicitation

This news release is for informational purposes only and does not constitute an offer to buy or sell, or a solicitation of an offer to sell or buy, any securities. The acquisition of the Inter Pipeline common shares and issuance of securities of Brookfield Infrastructure Corporation will be made solely by, and subject to the terms and conditions set out in the Arrangement Agreement.

NOTICE TO U.S. HOLDERS OF INTER PIPELINE SHARES

Brookfield Infrastructure made the offer and sale of the BIPC Shares in the Offer subject to a registration statement of BIPC and BIP covering such offer and sale which was filed with the United States Securities and Exchange Commission (the “SEC”) under the U.S. Securities Act of 1933, as amended, and which was declared effective by the SEC on August 18, 2021. Such registration statement covering such offer and sale includes various documents related to such offer and sale. INVESTORS AND SHAREHOLDERS OF INTER PIPELINE ARE URGED TO READ SUCH REGISTRATION STATEMENT AND ANY AND ALL OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE OFFER AS THOSE DOCUMENTS BECOME AVAILABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain a free copy of such registration statement, as well as other relevant filings regarding BIP and BIPC or such transaction involving the issuance of the BIPC Shares and the underlying BIP limited partnership units, at the SEC’s website (www.sec.gov) under the issuer profiles for BIP and BIPC, or on request without charge from Brookfield Infrastructure, at 250 Vesey Street, 15th Floor, New York, New York, 10281-1023 or by telephone at (212) 417-7000.

The Subsequent Acquisition Transaction to be completed by Brookfield Infrastructure is expected to be made in the United States in reliance upon the exemption from the registration requirements of the U.S. Securities Act of 1933, as amended, provided by Section 3(a)(10) thereof and would be subject to Canadian disclosure requirements (which are different from those of the United States).

BIPC is a foreign private issuer and Brookfield Infrastructure is permitted to prepare the offer to purchase and takeover bid circular and related documents in accordance with Canadian disclosure requirements, which are different from those of the United States. BIPC prepares its financial statements in accordance with IFRS, and they may not be directly comparable to financial statements of United States companies.

Shareholders of Inter Pipeline should be aware that owning BIPC Shares may subject them to tax consequences both in the United States and in Canada. The offer to purchase and takeover bid circular may not describe these tax consequences fully. Inter Pipeline shareholders should read any tax discussion in the offer to purchase and takeover bid circular, and holders of Inter Pipeline shares are urged to consult their tax advisors.

An Inter Pipeline shareholder’s ability to enforce civil liabilities under the United States federal securities laws may be affected adversely because Brookfield Infrastructure Corporation is

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incorporated in British Columbia, Canada, some or all of Brookfield Infrastructure’s officers and directors and some or all of the experts named in the offering documents reside outside of the United States, and a substantial portion of Brookfield Infrastructure’s assets and of the assets of such persons are located outside the United States. Inter Pipeline shareholders in the United States may not be able to sue Brookfield Infrastructure or its officers or directors in a non-U.S. court for violation of United States federal securities laws. It may be difficult to compel such parties to subject themselves to the jurisdiction of a court in the United States or to enforce a judgment obtained from a court of the United States.

Cautionary Statement Regarding Forward-looking Statements

This news release may contain forward-looking information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and in any applicable Canadian securities regulations. The words “believe”, “expect”, “will” derivatives thereof and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters, identify the above mentioned and other forward-looking statements. Forward-looking statements in this news release include statements regarding the terms of the Subsequent Acquisition Transaction and the timing thereof; and statements relating to Brookfield Infrastructure’s intention to seek to delist the Inter Pipeline common shares.

Although Brookfield Infrastructure believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on them, or any other forward-looking statements or information in this news release. The actual outcome of future events could differ from the forward-looking statements and information herein, which are subject to a number of known and unknown risks and uncertainties. Factors that could cause actual events to differ materially from those contemplated or implied by the statements in this news release include the ability to obtain regulatory approvals (including approval of the TSX and the NYSE) and meet other closing conditions to any possible transaction, the ability to realize financial, operational and other benefits from the proposed transaction, general economic conditions in the jurisdictions in which we operate and elsewhere which may impact the markets for our products and services, the impact of market conditions on our businesses, the fact that success of Brookfield Infrastructure is dependent on market demand for an infrastructure company, which is unknown, the availability of equity and debt financing for Brookfield Infrastructure, the ability to effectively complete transactions in the competitive infrastructure space and to integrate acquisitions into existing operations, changes in technology which have the potential to disrupt the business and industries in which we invest, the market conditions of key commodities, the price, supply or demand for which can have a significant impact upon the financial and operating performance of our business and other risks and factors described in other documents filed by Brookfield Infrastructure with the securities regulators in Canada and the United States. Except as required by law, Brookfield Infrastructure undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

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For more information, please contact:

Brookfield Infrastructure

Media:	Investors:

Sebastien Bouchard	Kate White
Vice President, Communications	Manager, Investor Relations
Tel: (416) 943-7937	Tel: (416) 956-5183
Email: sebastien.bouchard@brookfield.com	Email: kate.white@brookfield.com

Inter Pipeline

Media:	Investors:

Steven Noble	Jeremy Roberge
Manager, Corporate Communications	Vice President, Finance and Investor Relations
Tel: (403) 717-5725	Tel: (403) 290-6015 or 1-866-716-7473
Email: mediarelations@interpipeline.com	Email: investorrelations@interpipeline.com

Shareholder Questions / Tendering Assistance

Laurel Hill Advisory Group

North American Toll-Free: 1-877-452-7184 (+1-416-304-0211 outside North America)

Email: assistance@laurelhill.com

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